Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings from September 16, 2019 to September 20, 2019

September 13, 2019, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor from September 16, 2019 to September 20, 2019.

Date	Meetings Scheduled	Type
September 17, 2019	IPru MF team	Meeting
September 17, 2019	Bernstein	Meeting
September 18, 2019	Axis Bank Ltd	Meeting
September 18, 2019	Schroder Investment Management (Hong Kong) Limited	Meeting
September 18, 2019	Schroder Investments Limited	Meeting
September 18, 2019	Boston Partners Global Investors Inc	Meeting
September 18, 2019	DymonAsia Capital Ltd	Meeting
September 18, 2019	Fiera Capital (IOM) Limited	Meeting
September 18, 2019	Khazanah Nasional Berhad - India	Meeting
September 18, 2019	MUFG Bank, Ltd	Meeting
September 18, 2019	RBC Investment Management (Asia) Limited	Meeting
September 18, 2019	Regal Funds Management Asia - Singapore	Meeting
September 18, 2019	Fidelity Management And Research (FMR) - Hong Kong	Meeting
September 18, 2019	UBS Asset Management - Singapore	Meeting
September 18, 2019	GIC Private Limited	Meeting
September 18, 2019	Eastspring Investments - Singapore	Meeting
September 18, 2019	AIA Investment Management - Singapore	Meeting
September 18, 2019	Alliance Bernstein - Hong Kong	Meeting
September 18, 2019	Bharti-Axa Life Insurance	Meeting
September 18, 2019	Comgest Sa – HK	Meeting
September 18, 2019	Daiwa Asset Management – India	Meeting
September 18, 2019	JP Morgan Asset Management - Hong Kong	Meeting
September 18, 2019	Seafarer Capital Partners, LLC – US	Meeting
September 19, 2019	CDPQ India Pvt. Ltd.	Meeting
September 19, 2019	Stewart Investors	Meeting
September 19, 2019	Macquarie Capital India	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.